Exhibit 99.2

---Unofficial translation for convenience purposes---

OPC Energy Ltd. Condensed Consolidated Interim Financial Statements As of September 30, 2026 (Unaudited)

     Unofficial English translation of certain sections of the Company’s Q3/2026

Quarterly Report, for convenience purposes only.

The complete and binding report is the official Hebrew Annual Report published by the Company on the Tel Aviv Stock Exchange website.

In case of any discrepancy, the official and full Hebrew report shall prevail.

This unofficial translation does not constitute an offer, advice or invitation to make any transaction in the Company’s securities.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

---Unofficial translation for convenience purposes---

Somekh Chaikin

Millennium Tower KPMG

17 Ha’Arba'a St., P.O.B. 609

Tel Aviv 6100601

+972-3-684-8000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. and its subsidiaries, including the condensed consolidated interim statement of financial position as of September 30, 2026 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flow for the nine- and three-month periods then ended. The Board of Directors and management are responsible for preparing and presenting financial information for these interim periods in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and are also responsible for preparing financial information for these interim periods under Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion regarding the financial information for these interim periods based on our review.

Review scope

We conducted our review in accordance with Review Standard (Israel) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters which may have been identifiable in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the aforementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Somekh Chaikin

Certified Public Accountants

November 9, 2026

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

---Unofficial translation for convenience purposes---

Somekh Chaikin

Millennium Tower KPMG

17 Ha’Arba'a St., P.O.B. 609

Tel Aviv 6100601

+972-3-684-8000

November 9, 2026

Attn.

The Board of Directors of

OPC Energy Ltd. (hereinafter - the “Company”)

Dear Sirs/Madams,

Re: Letter of Consent in Connection with the Company’s Shelf Prospectus of May 2026

This is to inform you that we agree to the inclusion in the shelf prospectus (including by way of reference) of our reports listed below in connection with the shelf prospectus of May 2026:

(1)	Independent auditors’ review report of November 9, 2026 on the Company’s Condensed Consolidated Financial Information as of September 30, 2026 and for the nine- and three-month periods then ended.

(2)	Independent auditors’ special report of November 9, 2026 on the separate interim financial information in accordance with Regulation 38D to the Securities Regulations (Periodic and Immediate Reports), 1970 as of September 30, 2026 and for the nine- and three-month periods then ended.

Respectfully,

Somekh Chaikin

Certified Public Accountants

KPMG Somekh Chaikin, an Israeli registered partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a privately-held, limited-liability English company.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of

	September 30	September 30	December 31
	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Current assets

Cash and cash equivalents	1,418	696	913
Trade receivables	198	127	137
Other receivables and debit balances	101	32	64

Total current assets	1,717	855	1,114

Non-current assets

Long-term restricted deposits and cash	188	16	164
Long-term receivables and debit balances	45	48	118
Investments in associates	1,060	1,624	1,626
Long-term derivative financial instruments	22	13	13
Property, plant and equipment	3,726	1,295	1,380
Right-of-use assets and deferred expenses	334	193	200
Intangible assets	87	80	83

Total non-current assets	5,462	3,269	3,584

Total assets	7,179	4,124	4,698

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	Balances as of September 30, 2026 include the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company's financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Financial Position as of (cont.)

	September 30	September 30	December 31
	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million

Current liabilities

Loans and credit from banking corporations and financial institutions (including current maturities)	94	35	41
Current maturities of bonds	71	66	76
Trade payables	323	95	127
Payables and credit balances	86	107	115
Short-term derivative financial instruments	77	-	-

Total current liabilities	651	303	359

Non-current liabilities

Long-term loans from banking corporations, financial institutions and others	2,321	777	1,004
Long-term debt from non-controlling interests	161	134	138
Bonds	596	352	510
Long-term lease liabilities	157	7	7
Long-term derivative financial instruments	40	-	1
Other long-term liabilities	73	3	5
Deferred tax liabilities	201	167	164

Total non-current liabilities	3,549	1,440	1,829

Total liabilities	4,200	1,743	2,188

Equity

Share capital	1	1	1
Share premium	2,017	1,656	1,759
Capital reserves	115	112	112
Retained earnings	280	128	156

Total equity attributable to the Company’s shareholders	2,413	1,897	2,028

Non-controlling interests	566	484	482

Total equity	2,979	2,381	2,510

Total liabilities and equity	7,179	4,124	4,698

Yair Caspi	Giora Almogy	Ana Bernstein Schwartzman
Chairman of the Board of Directors	CEO	CFO

Approval date of the financial statements: November 9, 2026

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	Balances as of September 30, 2026 include the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company's financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	(2)2026	(1)2025	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million	USD million	USD million

Revenues from sales and provision of services	1,271	641	575	263	869
Cost of sales and services (excluding depreciation and amortization)	(863)	(467)	(353)	(178)	(655)
Depreciation and amortization	(85)	(51)	(31)	(17)	(67)

Gross income	323	123	191	68	147

Share in profits of associates	61	120	23	61	152
Compensation for loss of income	-	-	-	-	4
General and administrative expenses	(77)	(84)	(32)	(43)	(106)
Business development expenses	(3)	(3)	-	(1)	(4)
Reclassification of a reserve in respect of settled hedges to profit or loss following assumption of control of associates	(22)	-	(11)	-	-
Other revenues (expenses), net	(18)	5	9	9	27

Operating profit	264	161	180	94	220

Finance expenses	(93)	(61)	(33)	(22)	(86)
Finance income	35	15	17	9	23

Finance expenses, net	(58)	(46)	(16)	(13)	(63)

Profit before taxes on income	206	115	164	81	157

Income tax expenses	(44)	(21)	(31)	(14)	(25)

Profit for the period	162	94	133	67	132

Attributable to:
The Company’s shareholders	124	72	100	52	100
Non-controlling interests	38	22	33	15	32

Profit for the period	162	94	133	67	132

Earnings per share attributable to the Company’s owners

Basic and diluted earnings per share (in USD)	0.40	0.27	0.32	0.18	0.36

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of income for the nine- and three-month periods ended September 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company's financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ened December 31
	(2)2026	(1)2025	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million	USD million	USD million

Profit for the period	162	94	133	67	132

Components of other comprehensive income (loss) which were recognized in comprehensive income and were or will be carried to profit and loss

Effective portion of the change in the fair value of cash flow hedges	(72)	(1)	-	-	(2)
Net change in fair value of derivative financial instruments used for cash flow hedging carried to the cost of the hedged item	(1)	-	(2)	-	-
Net change in fair value of derivative financial instruments used for cash flow hedging transferred to profit and loss	(1)	(1)	-	-	(1)
Group’s share in other comprehensive income (loss) of associates, net of tax	(8)	(24)	9	2	(62)
Reclassification to profit and loss due to the first-time consolidation of associates	40	-	-	-	-
Tax on other comprehensive income (loss) items	15	12	(8)	4	17

Total other comprehensive income (loss) which was recognized in comprehensive income and was or will be carried to profit and loss, net of tax	(27)	(14)	(1)	6	(48)

Items of other comprehensive income not carried to profit and loss

Net exchange rate differences arising from translation of financial statements into presentation currency	29	44	(21)	14	67

Total other comprehensive income (loss), not carried to profit and loss	29	44	(21)	14	67

Other comprehensive income (loss) for the period, net of tax	2	30	(22)	20	19

Total comprehensive income for the period	164	124	111	87	151

Attributable to:
The Company’s shareholders	132	98	81	68	125
Non-controlling interests	32	26	30	19	26
Comprehensive income for the period	164	124	111	87	151

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of comprehensive income for the nine- and three-month periods ended September 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company's financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedging reserve	Presentation currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Unaudited)

For the nine-month period ended September 30, 2026

Balance as of January 1, 2026	1	1,759	62	(24)	74	156	2,028	482	2,510

Issuance of shares (less issuance expenses)	**-	255	-	-	-	-	255	-	255
Investments by holders of non-controlling interests in equity of a subsidiary	-	-	-	-	-	-	-	54	54
Share-based payment	-	-	3	-	-	-	3	1	4
Exercised options and RSUs	**-	3	(3)	-	-	-	-	-	-
Other	-	-	(5)	-	-	-	(5)	(3)	(8)
Other comprehensive income (loss) for the period, net of tax	-	-	-	(23)	31	-	8	(6)	2
Profit for the period	-	-	-	-	-	124	124	38	162

Balance as of September 30, 2026	1	2,017	57	(47)	105	280	2,413	566	2,979

For the nine-month period ended September 30, 2025(*)

Balance as of January 1, 2025	1	1,151	70	18	7	56	1,303	458	1,761

Issuance of shares (less issuance expenses)	**-	496	-	-	-	-	496	-	496
Investments by holders of non-controlling interests in equity of a subsidiary	-	-	-	-	-	-	-	10	10
Share-based payment	-	-	1	-	-	-	1	-	1
Exercised and expired options and RSUs	**-	9	(9)	-	-	-	-	-	-
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(11)	(11)
Other	-	-	(1)	-	-	-	(1)	1	-
Other comprehensive income (loss) for the period, net of tax	-	-	-	(17)	43	-	26	4	30
Profit for the period	-	-	-	-	-	72	72	22	94

Balance as of September 30, 2025	1	1,656	61	1	50	128	1,897	484	2,381

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedging reserve	Presentation currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Unaudited)

For the three-month period ended September 30, 2026

Balance as of July 1, 2026	1	2,016	57	(54)	131	180	2,331	535	2,866

Share-based payment	-	-	1	-	-	-	1	1	2
Exercised options and RSUs	**-	1	(1)	-	-	-	-	-	-
Other comprehensive income (loss) for the period, net of tax	-	-	-	7	(26)	-	(19)	(3)	(22)
Profit for the period	-	-	-	-	-	100	100	33	133

Balance as of September 30, 2026	1	2,017	57	(47)	105	280	2,413	566	2,979

For the three-month period ended September 30, 2025 (*)

Balance as of July 1, 2025	1	1,389	63	-	35	76	1,564	473	2,037

Issuance of shares (less issuance expenses)	**-	265	-	-	-	-	265	-	265
Exercised and expired options and RSUs	**-	2	(2)	-	-	-	-	-	-
Dividend paid to non-controlling interests	-	-	-	-	-	-	-	(8)	(8)
Other comprehensive income for the period, net of tax	-	-	-	1	15	-	16	4	20
Profit for the period	-	-	-	-	-	52	52	15	67

Balance as of September 30, 2025	1	1,656	61	1	50	128	1,897	484	2,381

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Changes in Equity (cont.)

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserves	Hedging reserve	Presentation currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million	USD million
	(Audited)

For the year ended December 31, 2025 (*)

Balance as of January 1, 2025	1	1,151	70	18	7	56	1,303	458	1,761

Issuance of shares (less issuance expenses)	**-	599	-	-	-	-	599	-	599
Investments by holders of non-controlling interests in equity of a subsidiary	-	-	-	-	-	-	-	15	15
Share-based payment	-	-	2	-	-	-	2	-	2
Exercised and expired options and RSUs	**-	9	(9)	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	(18)	(18)
Other	-	-	(1)	-	-	-	(1)	1	-
Other comprehensive income (loss) for the year, net of tax	-	-	-	(42)	67	-	25	(6)	19
Profit for the year	-	-	-	-	-	100	100	32	132

Balance as of December 31, 2025	1	1,759	62	(24)	74	156	2,028	482	2,510

(*) The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(**) Amount is less than USD 1 million.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ened December 31
	(2)2026	(1)2025	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million	USD million	USD million

Cash flows from operating activities
Profit for the period	162	94	133	67	132
Adjustments:
Depreciation and amortization	90	55	33	19	73
Diesel fuel consumption	6	6	-	1	8
Finance expenses, net	58	46	16	13	63
Income tax expenses	44	21	31	14	25
Share in profits of associates	(61)	(120)	(23)	(61)	(152)
Other expenses (revenues), net	18	(5)	(9)	(9)	(27)
Proceeds in respect of development fees from the Basin Ranch Power Plant	-	-	-	-	28
Share-based payment transactions	22	36	12	25	43
	339	133	193	69	193

Changes in trade and other receivables	(79)	(73)	(33)	(36)	(66)
Payment under CPV Group’s profit participation plan	(70)	-	-	-	-
Changes in trade payables, service providers, payables and other long-term liabilities	20	71	32	36	74
	(129)	(2)	(1)	-	8

Dividends received from associates	51	59	19	32	100
Income taxes paid	(9)	(2)	(7)	(2)	(5)

Net cash provided by operating activities	252	188	204	99	296

Cash flows used in investing activities

Interest received	39	11	12	7	20
Change in restricted deposits and cash, net(3)	-	1	-	(1)	(146)
Acquisition of subsidiaries, net of cash acquired(4)	19	-	-	-	-
Investment in associates	(118)	(135)	(29)	(25)	(292)
Repayment of subordinated long-term loans to Valley	29	-	-	-	-
Purchase of property, plant, and equipment, intangible assets and deferred expenses	(724)	(66)	(306)	(28)	(116)
Advance payment in respect of acquisition of the remaining ownership stakes in Basin Ranch	-	-	-	-	(58)
Proceeds in respect of repayment of partnership capital from associates	32	1	-	-	45
Other	1	-	3	(1)	12

Net cash used for investing activities	(722)	(188)	(320)	(48)	(535)

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of cash flow for the nine- and three-month periods ended September 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company's financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

(3)	In 2025 - mostly in respect of balances designated for the construction of the Basin Ranch power plant.

(4)	Regarding the first-time consolidation of the Shore, Maryland and Basin Ranch power plants, for further details, see Note 6.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Condensed Consolidated Interim Statements of Cash Flow (cont.)

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ended December 31
	(2)2026	(1)2025	(2)2026	(1)2025	(1)2025
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	USD million	USD million	USD million	USD million	USD million

Cash flows provided by financing activities
Proceeds of share issuance, less issuance expenses(3)	255	496	-	265	599
Proceeds of bond issuance, less issuance expenses(4)	199	-	199	-	152
Receipt of long-term loans from banking corporations and financial institutions, net(5)	732	144	226	59	348
Receipt of long-term debt from non-controlling interests	15	3	-	-	5
Investments by holders of non-controlling interests in equity of subsidiary	54	10	-	-	15
Change in short-term loans from banking corporations, net	16	3	(23)	4	4
Interest paid	(77)	(43)	(28)	(18)	(53)
Dividend paid to non-controlling interests	-	(11)	-	(8)	(18)
Repayment of long-term loans from banking corporations and others	(74)	(20)	(37)	(8)	(28)
Repayment of long-term loans from non-controlling interests	-	(18)	-	(4)	(18)
Repayment of bonds(6)	(137)	(153)	(30)	(124)	(153)
Repayment of principal in respect of lease liabilities	(14)	(2)	(5)	(1)	-
Other	(8)	5	-	-	1
Net cash provided by financing activities	961	414	302	165	854

Net increase in cash and cash equivalents	491	414	186	216	615

Balance of cash and cash equivalents as of the beginning of the period	913	264	1,261	470	264

Effect of exchange rate fluctuations on cash and cash equivalent balances	14	18	(29)	10	34

Balance of cash and cash equivalents as of the end of the period	1,418	696	1,418	696	913

(1)	The comparative figures were restated to reflect the retrospective application of a change in presentation currency; for further details, see Note 2B.

(2)	The statement of cash flow for the nine- and three-month periods ended September 30, 2026 includes the financial data for the Shore and Basin Ranch power plants, which were consolidated for the first time in the Company's financial statements during the first quarter of 2026, and for the Maryland power plant, which was consolidated for the first time during the second quarter of 2026. For further details, see Note 6.

(3)	For further details, see Note 7D.

(4)	For details regarding the issuance of the Company’s Bonds (Series E) during August 2026, see Note 7A6.

(5)	For details regarding the drawdown of long-term loans during the Reporting Period and the main terms and conditions thereof, see Note 7A.

(6)	Including amounts in respect of partial early redemptions of Bonds (Series B) carried out in the second quarter of 2026 and the third quarter of 2025. For further details, see Note 7A8 and Note 15C2 to the Annual Financial Statements, respectively.

The accompanying notes to the Condensed Consolidated Interim Financial Statements are an integral part thereof.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 1 – GENERAL

Reporting entity

OPC Energy Ltd. (hereinafter – the “Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road, Tel Aviv, Israel. The Company’s controlling shareholder is Kenon Holdings Ltd. (hereinafter – the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange Ltd. (hereinafter – the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the report date, the Company and its investees (hereinafter – the “Group”) are engaged in the generation and supply of electricity and energy through three reportable segments. For details regarding the Group’s operating segments during the Reporting Period, see Note 25 to the Financial Statements as of the date and for the year ended December 31, 2025 (hereinafter - the “Annual Financial Statements”).

During the first half of 2026, following the completion of the transactions to acquire their remaining ownership interests, the Company started consolidating the Shore and Basin Ranch power plants (under construction) in its financial statements as from the first quarter, and the Maryland power plant, as from the second quarter, as detailed in Note 6 below. Prior to assuming control therein, the Group's investments in these power plants were accounted for using the equity method.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (hereinafter - “IFRS”)

The Condensed Consolidated Interim Financial Statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (hereinafter – “IAS 34”) and do not include all of the information required in complete Annual Financial Statements. These statements should be read in conjunction with the Annual Financial Statements. In addition, these financial statements were prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The Condensed Consolidated Interim Financial Statements were approved for publication by the Company’s Board of Directors on November 9, 2026.

B.	Functional currency and presentation currency

Further to the disclosures in Note 2B to the Annual Financial Statements regarding the assessment of a change in the Company’s functional currency, as of January 1, 2026, the Company changed its presentation currency from NIS to the USD (hereinafter – “USD”), while at this stage, the functional currency remains without change. In the Company's opinion, the presentation of the financial statements in USD provides more relevant information to the users of the financial statements, due to, among other things, the continued growth and substantial increase in the volume of activity in the United States and the improvement of comparability with similar global companies.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

B.	Functional currency and presentation currency (cont.)

The change in the presentation currency was accounted for retrospectively (since inception) in accordance with the provisions of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors and IAS 21 - The Effects of Changes in Foreign Exchange Rates. Accordingly, the financial data relating to the comparative periods have been restated to reflect the change in the presentation currency retrospectively, as follows:

1.	Assets and liabilities for each presented balance sheet date (including comparative data) were translated at the representative rate at the closing date of each balance sheet date.

2.	Revenues, expenses and other comprehensive income line items for each presented period were translated according to the exchange rates on the transaction dates (or according to the average exchange rate for the reporting periods, as an approximation of the exchange rates on the transaction dates).

3.	Equity line items (excluding the capital reserve from translation differences line item) have been translated based on historical exchange rates.

Translation differences arising from the presentation of the Financial Statements in USD are recognized in other comprehensive income and accumulated as a separate component in equity (translation reserve for the presentation currency).

The change in presentation currency had no effect on the Group’s results, financial position, or cash flows, other than the manner in which they are presented.

C.	Use of estimates and judgments

In preparing the Condensed Consolidated Interim Financial Statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The actual results may differ from these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements.

Change in the estimated useful life of property, plant & equipment

Upon completion of the acquisition of the title to the land on which the Hadera Power Plant is located, as detailed in Note 8A2C, the restriction placed on the useful life of the power plant due to the term of the lease agreement was removed. Accordingly, and based on the opinion of an independent external expert, the useful life of the power plant has been extended. The change in the estimate is accounted for prospectively, as from June 30, 2026, and is expected to reduce the Company’s annual depreciation expenses by approx. USD 5 million.

For details regarding extending the useful life of the Rotem Power Plant during the fourth quarter of 2025, see Note 2E1 to the Annual Financial Statements.

D.	Seasonality

The revenues of the Group companies from the sale of energy in Israel are mostly based on the load and time tariff (hereinafter – the “DSM Tariff”), which is published by the Israeli Electricity Authority, with a certain discount with respect to the generation component. The year is broken down into three seasons: summer (June through September), winter (December, January and February) and transitional (March through May and October through November), with each season having a different tariff for each demand hour cluster.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.	Seasonality (cont.)

In the United States, the electricity tariffs are not regulated and are affected by the demand for electricity, which is generally higher than average during the summer and winter; electricity tariffs are also materially affected by natural gas prices, which may generally be higher in winter than the annual average. In addition, with regard to wind-powered renewable energy projects, the speed of the wind tends to be higher during the winter and lower during the summer, whereas in solar-powered projects solar radiation tends to be higher during the spring and summer months and lower during the fall and winter months.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

A.	The Group’s accounting policies in these Condensed Consolidated Interim Financial Statements are the same as the accounting policies applied to the Annual Financial Statements, except for a change in the presentation currency, as stated in Note 2B above.

B.	New standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements

Further to Note 3O to the Annual Financial Statements, IFRS 18, Presentation and Disclosure in Financial Statements (hereinafter - the “New Standard”), supersedes IAS 1, Presentation of Financial Statements. The New Standard will be applicable to annual periods beginning on January 1, 2027 and will be applied retrospectively. The Company elected not to early adopt the New Standard.

As of the Report approval date, the Company is in advanced stages of reviewing the effects of the New Standard. Based on the review conducted to date, the principal expected effects of its initial application are as follows:

Statement of Income

Application of the New Standard is expected to result in changes to the structure of the Company’s statement of income, primarily due to the reclassification of profit or loss items relating to investments in equity-accounted associates, including the Company’s share in profits or losses of associates.

In accordance with the New Standard, the Statement of Income will be presented in the following structure:

1.	Operating category – will include income and expenses from the Group’s operating activities, similar to the current presentation format, except with respect to the Company’s share in profits or losses of associates, which, pursuant to the provisions of the New Standard, will be classified to the investing category, as detailed below. At the end of this category, the subtotal “Operating profit” will be presented.

2.	Investing category – will include, inter alia, profit or loss items relating to investments in associates, including the Company’s share in profits or losses of associates, as well as certain amounts currently presented under “Other expenses or income” and included under "Operating profit".

Following these items, an additional subtotal, “Operating profit after results of investments accounted for using the equity method” (hereinafter - the “Additional Subtotal”), will be presented. The Company believes that presenting this subtotal will provide useful information for understanding the Group’s performance, considering the scope and business significance of these investments to the Group’s operations and the manner in which the Company’s management analyzes its results.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	New standards and interpretations not yet adopted (cont.)

IFRS 18, Presentation and Disclosure in Financial Statements (cont.)

Statement of Income (cont.)

2.	(cont.)

The remaining income and expenses classified in the investing category will be presented following the Additional Subtotal, under “Finance income,” in accordance with the provisions of the New Standard. At the end of the investing category, the subtotal required under the New Standard, “Profit before financing and income taxes,” will be presented.

3.	Financing category – will primarily include interest expenses and other expenses arising from liabilities whose nature is raising financing, which are currently presented under "Finance expenses". These expenses will be presented under “Finance expenses,” followed by “Profit before income taxes.”

The classification and presentation changes described above are not expected to affect the Company’s gross income, profit before income taxes or net income. It is noted that these changes are also not expected to affect the management-defined performance measures, as detailed below.

Statement of Cash Flows

When presenting cash flows from operating activities using the indirect method, the starting point will be operating profit instead of net income. In addition, dividends received from equity-accounted associates, which are currently classified under "Operating activities", will be classified under "Investing activities". Other than these changes, no additional material effect is expected on the presentation or classification of the Group’s cash flows.

Management-defined performance measures

The New Standard requires disclosure of certain management-defined performance measures, which are subtotals of income and expenses used in public communications outside the financial statements and reflect management’s view of an aspect of the financial performance of the entity as a whole.

The Company believes that the EBITDA measure after proportionate consolidation of equity-accounted companies and the adjusted net income measure are expected to be considered management-defined performance measures under the New Standard. The Company continues to review the other measures it publishes in order to determine whether the provisions of the New Standard apply to them. It is noted that the Company believes that the change in the presentation format of the statement of income will not affect the aforementioned performance measures.

Financial covenants and compensation

Based on a review conducted by the Company, as of the Report approval date, the application of the New Standard is not expected to have a material effect on the Company’s compliance with the financial covenants or compensation mechanisms. The Company continues to review the relevant provisions and definitions in the aforementioned finance agreements and compensation mechanisms.

Other than the effects described above, and based on the review performed to date, the Company has not identified any additional material effects expected from the application of the New Standard with respect to its financial statements. These assessments are based on the information available as of the Report approval date and may change until the date of initial application.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 4 – SEGMENT REPORTING

Further to that which is stated in Note 25 to the Annual Financial Statements, except for the change outlined below, during the Reporting Period there were no changes in the composition of the Group’s reportable segments, or in the manner of measuring their results by the chief operating decision maker. As from the second quarter of 2026, upon the completion of the transactions for the acquisition of all ownership interests in the Shore and Maryland power plants, the Group's operating segments in the United States were modified, such that the retail electricity sale activity, which serves as a complementary tier to CPV Group's generation activities, constitutes part of the Energy Transition Segment. The comparative figures were retrospectively adjusted to reflect the abovementioned change.

	For the nine-month period ended September 30, 2026
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated figures	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	675	1,071	53	-	(528)	1,271

EBITDA after proportionate consolidation[1]	187	318	33	(4)	(181)	353

Adjustments:
Share in profits of associates						61
General and administrative expenses at the US headquarters (not attributed to US segments)						(34)
General and administrative expenses at the Company’s headquarters (non-segmented)						(8)
Total EBITDA						372

Depreciation and amortization						(90)
Finance expenses, net						(58)
Other expenses, net						(18)
						(166)

Profit before taxes on income						206

Income tax expenses						(44)

Profit for the period						162

	For the nine-month period ended September 30, 2025
	Israel	US Energy Transition (*)	US Renewable Energies	Other activities in the US (*)	Adjustments to consolidated figures	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	509	719	41	-	(628)	641

EBITDA after proportionate consolidation	149	239	22	(1)	(266)	143

Adjustments:
Share in profits of associates						120
General and administrative expenses at the US headquarters (not attributed to US segments)						(47)
General and administrative expenses at the Company’s headquarters (non-segmented)						(5)
Total EBITDA						211

Depreciation and amortization						(55)
Finance expenses, net						(46)
Other revenues, net						5
						(96)

Profit before taxes on income						115

Income tax expenses						(21)

Profit for the period						94

(*) The comparative figures were retrospectively adjusted to reflect the abovementioned change.

_______________________

[1]	For a definition of EBITDA following proportionate consolidation, see Note 25 to the Annual Financial Statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the three-month period ended September 30, 2026
	Israel	US Energy Transition	US Renewable Energies	Other activities in the US	Adjustments to consolidated figures	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	291	389	18	-	(123)	575

EBITDA after proportionate consolidation	97	149	11	(1)	(56)	200

Adjustments:
Share in profits of associates						23
General and administrative expenses at the US headquarters (non-segmented)						(16)
General and administrative expenses at the Company’s headquarters (non-segmented)						(3)
Total EBITDA						204

Depreciation and amortization						(33)
Finance expenses, net						(16)
Other revenues, net						9
						(40)

Profit before taxes on income						164

Income tax expenses						(31)

Profit for the period						133

	For the three-month period ended September 30, 2025
	Israel	US Energy Transition (*)	US Renewable Energies	Other activities in the US (*)	Adjustments to consolidated figures	Consolidated – total
In USD million	(Unaudited)

Revenues from sales and provision of services	210	277	16	-	(240)	263

EBITDA after proportionate consolidation	75	102	6	-	(111)	72

Adjustments:
Share in profits of associates						61
General and administrative expenses at the US headquarters (not attributed to US segments)						(27)
General and administrative expenses at the Company’s headquarters (non-segmented)						(2)
Total EBITDA						104

Depreciation and amortization						(19)
Finance expenses, net						(13)
Other revenues, net						9
						(23)

Profit before taxes on income						81

Income tax expenses						(14)

Profit for the period						67

(*) The comparative figures were retrospectively adjusted to reflect the abovementioned change.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 4 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2025
	Israel	US Energy Transition (*)	US Renewable Energies	Other activities in the US (*)	Adjustments to consolidated figures	Consolidated – total
In USD million	(Audited)

Revenues from sales and provision of services	672	975	54	-	(832)	869

EBITDA after proportionate consolidation	177	317	30	(4)	(347)	173

Adjustments:
Share in profits of associates						152
General and administrative expenses at the US headquarters (not attributed to US segments)						(52)
General and administrative expenses at the Company’s headquarters (non-segmented)						(7)
Total EBITDA						266

Depreciation and amortization						(73)
Finance expenses, net						(63)
Other revenues, net						27
						(109)

Profit before taxes on income						157

Income tax expenses						(25)

Profit for the year						132

(*) The comparative figures were retrospectively adjusted to reflect the abovementioned change.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 5 – REVENUES FROM SALES AND PROVISION OF SERVICES

Composition of revenues from sales and provision of services:

	For the nine-month period ended September 30		For the three-month period ended September 30		For the year ened December 31
	2026	2025	2026	2025	2025
In USD million	(Unaudited)		(Unaudited)		(Audited)

Revenues in Israel

Revenues from sale of electricity and availability:
Revenues from the sale of energy to private customers	384	280	183	125	368
Revenues from energy sales to the system operator and other suppliers	41	45	16	16	52
Revenues for capacity services	36	31	15	12	41
Revenues from the sale of energy to the system operator, at cogeneration tariff	13	16	-	2	22

Revenues from sale of steam in Israel	14	13	4	4	17

Other revenues in Israel	-	1	-	1	1

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	488	386	218	160	501

Revenues from private customers for infrastructure services	187	123	73	50	171

Total revenues in Israel	675	509	291	210	672

Revenues in the US

Revenues in the Energy Transition Segment (1):
Revenues from the generation and sale of electricity	343	-	183	-	-
Revenues for availability payments	73	-	34	-	-
Realization of derivatives in respect of hedging of electricity prices	(38)	-	(17)	-	-
Revenues from sale of electricity to retail customers	182	94	73	40	136

Revenues from provision of services and other revenues	36	38	11	13	61

Total revenues in the US	596	132	284	53	197

Total revenues	1,271	641	575	263	869

(1)	As from January 2026, the Company has been consolidating the Shore power plant in its financial statements, and as from May 2026 - the Maryland power plant. For further details, see Notes 6B and 6C.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 6 – SUBSIDIARIES

A.	Acquisition of the remaining ownership interests in the Basin Ranch project (under construction)

Subsequent to that which is stated in Note 23E1 to the Annual Financial Statements - regarding the CPV Group’s engaging, through a wholly-owned subsidiary, in an agreement with the partner to the Basin Ranch project (hereinafter - the “Seller”) to acquire the remaining 30% stake in the project (hereinafter - the “Acquisition Agreement”), such that following the completion of the transaction, the CPV Group shall wholly own (100%) the project, in February 2026, the acquisition transaction was completed, and as from that date, the project has been consolidated into the Company’s financial statements.

The total amount set in the Acquisition Agreement totals approx. USD 371 million,(2) as detailed in Note 23E1 to the Annual Financial Statements.

The acquisition transaction was accounted for as an asset acquisition transaction. For further details, see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment totaling approx. USD 353 million (*) to assets and liabilities of Basin Ranch:

USD million
Property, plant and equipment	433
Loan from TEF (for details, see Note 9A)	(140)
Other long-term liabilities	(54)
Cash and cash equivalents, other assets and liabilities, net	114
Total	353

(*) The total said investment cost includes the consideration paid for the acquisition of the remaining stake (30%) in the Basin Ranch project plus the balance of investment in the associate (70%) as of the transaction completion date.

For details regarding material agreements of the Basin Ranch project, see Notes 9D4, 14B4 and 26B7 to the Annual Financial Statements.

B.	Acquisition of the remaining ownership interests in the Shore power plant

Further to Note 23E2 to the Annual Financial Statements regarding CPV Group's engagement in an agreement to acquire the remaining interests (approx. 11%) in the Shore power plant from the remaining partner in consideration for an immaterial amount, in January 2026, the acquisition transaction was completed, such that following its completion, the CPV Group holds 100% of the interests in Shore, and as of that date, the power plant is consolidated in the Company's financial statements.

__________________________

2 The CPV Group serves as a guarantor under the Acquisition Agreement with respect to future payments due to the Seller, following the Transaction's closing. Furthermore, the Seller is entitled to their share of the balance of future development fees in respect of the Project totaling approx. USD 18 million, which are expected to be paid on the Project’s commercial operation date.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 6 – SUBSIDIARIES

B.	Acquisition of the remaining ownership interests in the Shore power plant (cont.)

The acquisition transaction was accounted for as an asset acquisition transaction; for further details see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment totaling approx. USD 173 million (*) to assets and liabilities of Shore:

USD million
Property, plant and equipment	518
Right-of-use asset	133
Bank loans	(295)
Lease liability	(171)
Derivative financial instruments	(15)
Cash and cash equivalents, other assets and liabilities, net	3
Total	173

(*) The total investment cost includes the consideration paid for the acquisition of the remaining stake (approx. 11%) in the Shore power plant and the balance of investment in the associate (approx. 89%) as of the transaction completion date.

Furthermore, on the acquisition transaction’s completion date during the first quarter of 2026, the Company recognized a (pre-tax) loss totaling approx. USD 15 million due to reclassification of capital reserves from other comprehensive income balances (mainly in respect of hedging of the electricity margin) to profit and loss, which was included in the other expenses line item. As of the Report Date, a total of approx. USD 10 million was reclassified from the other expenses line item to the reclassification of a reserve in respect of settled hedges to profit or loss following assumption of control in associates line item, as a result of settled hedges.

For details regarding material agreements of the Shore Power Plant, see Notes 10C, 14B5 and 26B6 to the Annual Financial Statements.

C.	Agreement for the acquisition of the remaining ownership interests in Maryland and disposal of the investment in Three Rivers

In March 2026, CPV Group entered into an Acquisition Agreement with the partner holding the remaining 25% ownership interests in the Maryland power plant. In accordance with the agreement, in consideration for the partner's ownership interests in Maryland, the CPV Group transferred to the partner its ownership interests (10%) in the Three Rivers power plant and an immaterial cash amount. The transaction was completed on May 12, 2026.

Upon completion of the transaction, CPV Group holds all interests in the Maryland power plant and concurrently it ceased to hold interests in the Three Rivers power plant. As of this date, the Maryland Power Plant was consolidated into the Company's financial statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 6 – SUBSIDIARIES

C.	Agreement for the acquisition of the remaining ownership interests in Maryland and disposal of the investment in Three Rivers (cont.)

The acquisition transaction was accounted for as an asset acquisition transaction; for further details see Note 3B3 to the Annual Financial Statements.

Following is the allocation of the total cost of investment amounting to approx. USD 364 million (*) to Maryland’s assets and liabilities:

USD million
Property, plant and equipment	653
Bank loans	(265)
Derivative financial instruments	(40)
Other assets, net	16
Total	364

(*) The total investment cost includes the consideration paid for the acquisition of the remaining stake (25%) in the Maryland power plant and the balance of investment in the associate (75%) as of the transaction completion date.

Furthermore, on the acquisition transaction’s completion date, the Company recognized a: (1) (pre-tax) loss totaling approx. USD 28 million due to reclassification of capital reserves from other comprehensive income balances (mainly in respect of hedging of the electricity margin) to profit and loss, which was included in the other expenses line item. As of the Report Date, a total of approx. USD 12 million was reclassified from the other expenses line item to the reclassification of a reserve in respect of settled hedges to profit and loss following assumption of control in associates line item, as a result of settled hedges; (2) Pre-tax capital gain from sale of the Company’s holding stake in Three Rivers totaling approx. USD 9 million.

Following is information regarding material agreements of the Maryland power plant:

1.	On May 31, 2013, Maryland entered into a natural-gas transmission agreement under which Maryland secured a capacity of up to 132,000 MMBtu per day. The agreement term is 20 years and Maryland has the option to extend it by a further five years. The transmission service tariffs under the agreement are based, among other things, on various cost components which are subject to periodic regulatory approvals and also include variable components charged in accordance with actual usage of transmission services. The estimated cost under the agreement from the date of Maryland’s consolidation in the Company’s financial statements through the end of the agreement term (excluding the option period), is approx. USD 49 million.

2.	On August 8, 2014, Maryland entered into a service agreement with its main equipment manufacturer for the provision of maintenance services for the combustion turbines. The term of the agreement is 20 years as from 2014 or at an earlier date, if specific milestones are achieved, which are based on use and wear and tear. In consideration for the maintenance services, Maryland pays fixed and variable payments as from the date set in the agreement. The estimated cost under the agreement from the date of Maryland’s consolidation in the Company’s financial statements through the end of the agreement term, is approx. USD 63 million.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 6 – SUBSIDIARIES

C.	Agreement for the acquisition of the remaining ownership interests in Maryland and disposal of the investment in Three Rivers (cont.)

Following is information regarding material agreements of the Maryland power plant: (cont.)

3.	As of September 30, 2026, the Maryland power plant was financed under a senior finance agreement (hereinafter - the “Previous Finance Agreement”). As of the report date, the outstanding balance of the long-term loan under the Previous Finance Agreement totaled approx. USD 188 million and bore Interest at a SOFR-based rate plus a 3.25% spread. The Previous Finance Agreement also included revolving credit facilities for working capital purposes, for letters of credit and for guarantees, totaling approx. USD 100 million, of which approx. USD 31 million was utilized as of the report date. These facilities bore Interest at a SOFR-based rate plus a 2.75% spread, as well as a non-utilization fee. In addition, the Previous Finance Agreement included financial covenants, including a historical debt service coverage ratio (DSCR) that is not to fall below 1.10, calculated based on the past four quarters.

Subsequent to the report date, the debt under the Previous Finance Agreement was repaid in full as part of the refinancing of CPV Generation Holdings, as detailed in Note 7A3 below.

D.	Sale of the consumer-sited energy generation facilities operation

On September 24, 2026, OPC Power Plants (hereinafter - the “Seller”) entered into an agreement with a company wholly owned by Aluma Infrastructure Fund (2020) Ltd. (hereinafter - the “Acquirer”) for the sale of all of the Seller’s holding stakes and interests in OPC Mevuzarot, which engages in the development, construction and operation of energy generation facilities on consumers’ premises in Israel3 (hereinafter - the “Agreement”), for a total consideration of approx. USD 90 million (approx. NIS 272 million) (as of January 1, 2026)4 (hereinafter - the “Transaction”). The Transaction promotes business and managerial prioritization in accordance with the Company’s strategic guidance.

___________________________

[3]	Development, construction and operation of small customer-sited power and energy generation facilities, of which a total of approx. 52.5 MW of gas-fired power generation facilities in the operating, construction and pre-operational phases are expected to be included in the Transaction.

[4]	The aforementioned proceeds bear an annual return and are CPI-linked as of January 1, 2026, subject to the provisions and adjustments set forth in the Agreement with respect to the proceeds, including obtaining consent to the transfer of a project of approx. 5 MW to the company being sold. The Company estimates that potential delays in the operation of certain generation facilities at consumers’ premises are not expected to have a material effect on the Transaction.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 6 – SUBSIDIARIES

D.	Sale of the consumer-sited energy generation facilities operation (cont.)

The Agreement includes terms and undertakings of the parties as is customary in sale transactions of this type, including representations by the Seller with respect to the sold company and its operations, as well as indemnification arrangements and the Seller’s liability for certain representations and matters related thereto, subject to the terms and conditions defined. In addition, the Agreement includes undertakings by the Seller with respect to the sold operations and their transfer to the Acquirer, and arrangements between the parties which will apply subsequent to the Transaction completion date (if completed), including the Seller’s responsibility (at its expense) for completing the construction of the sold company’s gas-fired generation facilities, whose construction has not yet been completed (including a compensation mechanism for schedule overruns with respect to commercial operation), as well as certain arrangements, inter alia, with respect to the (long-term) supply of natural gas and power supply arrangements.5

The Agreement sets forth conditions precedent to its completion, including receipt of approval from the Israel Competition Authority, as well as confirmation of representations as of the completion date, subject to the terms and conditions set forth. The Agreement provides for a period of up to 180 days from the execution date to satisfy the conditions precedent.

As of September 30, 2026, the carrying amount of the assets less the liabilities attributable to the operation being sold (excluding intercompany balances) totaled approx. USD 68 million (approx. NIS 208 million).

If the Transaction is completed and, upon the loss of control over OPC Mevuzarot, the Company is expected to recognize a pre-tax gain estimated, as of the Report approval date, at approx. USD 20-23 million (approx. NIS 60-70 million). The estimate is based on the information and assumptions available to the Company as of the Report approval date and may change, inter alia, as a result of the Transaction completion date, adjustments to the consideration, transaction costs and the commercial operation date of the generation facilities under construction. As of the Report approval date, the review of the tax implications of the Transaction has not yet been completed, and the aforesaid estimate does not include their effect.

___________________________

[5]	It also includes an undertaking by the Seller to refrain from engaging in the investment, management or ownership of small-scale natural gas-fired power generation facilities at consumers’ premises in Israel for a specified period, subject to the agreed terms and conditions.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY

A.	Significant events during and subsequent to the Reporting Period

1.	Banking finance agreements in OPC Israel

In June 2026, OPC Israel (hereinafter - the “Borrower”) entered into finance agreements with Israel Discount Bank Ltd. and Bank Leumi le-Israel B.M. (hereinafter – “Bank Leumi”) for the provision of loans totaling approx. USD 68 million (NIS 200 million), whose purpose is refinancing the Borrower’s long-term debt and its ordinary course of business. As of September 30, 2026, the outstanding principal balance of the loans under the corporate finance agreements totaled approx. USD 797 million (approx. NIS 2,442 million).

The above loans were received under terms and conditions similar to those of the Borrower’s other corporate finance agreements detailed in Note 14B1 to the Annual Financial Statements, including, among other things, the interest terms, principal repayment terms, collateral and pledges provided, restrictions and undertakings, conditions for distribution and compliance with financial covenants.

Further to that which is stated in Note 21A7 to the Annual Financial Statements regarding the management of exposure to changes in interest rates in Israel, subsequent to the report date, in October 2026, the Borrower entered into interest rate swap transactions (IRS) with banks for approx. 68% of the outstanding balance pursuant to the banking finance agreements, to swap the variable prime Interest component for fixed interest for part of the term of the loans. The contracts were designated as hedges for the purpose of application of cash flow hedge accounting principles.

2.	Finance agreement for the Hadera Extension Project

On June 2, 2026, Hadera Expansion entered into an agreement with Bank Leumi (hereinafter - the “Lender”)6 to finance the project’s construction, which includes the construction of a natural gas-fired power plant with combined cycle technology, with an estimated capacity of approx. 850 MW (hereinafter - the “Project”). On that date, Hadera Expansion also entered into an engineering, procurement, and construction (EPC) agreement for the Project. On June 18, 2026, a tariff approval for the Project was received from the Israeli Electricity Authority, as well as confirmation that Hadera Expansion meets the financial close terms and conditions, and on June 30, 2026 - the construction contractor was issued a notice to proceed (NTP).

For details regarding the construction agreement and Agreement to purchase the Project's land (as well as the Agreement to purchase the Hadera project's lands), see Note 8A2b and Note 8A2c, respectively.

_____________________________

[6]	It is noted that the Lender has the right, as is customary in finance agreements of this nature and at its sole discretion, to introduce additional lenders through a syndication arrangement.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

2.	Finance agreement for the Hadera Extension Project (cont.)

Following are the key principles of the Finance Agreement:

Loan facility amount

A facility of approx. USD 1.7 billion (approx. NIS 4.85 billion) (hereinafter - the "Loan Facility")[7]. The loan will be granted in NIS, such that a total of approx. 25% of the Loan Facility is linked to the CPI. The Loan Facility amount includes unexpected expenses and the estimated accrued interest amount as from the construction completion date until the first repayment date, as stated below. It is noted that the total senior debt is expected to account for approx. 80% of the expected cost of the construction.

Additional committed credit facilities[8]	A VAT facility in the amount of approx. USD 41 million (approx. NIS 115 million). As of the report date, a total of approx. USD 5 million (NIS 15 million) out of the facility was utilized.
Utilization of the Loan Facility as of September 30, 2026	A long-term loan totaling approx. USD 322 million (NIS 986 million). An LC in favor of the project’s equipment supplier totaling approx. USD 178 million (approx. NIS 552 million).
Drawdown conditions under the Finance Agreement

Drawdowns under the Finance Agreement are contingent upon conditions precedent, as is customary in similar senior debt finance agreements. These conditions include - under various drawdown stages (as the case may be), inter alia: Obtaining the permits and approvals necessary for the project’s construction commencement, including receipt of tariff approval from the Israeli Electricity Authority; providing equity (in installments, as detailed below); certain insurance coverages; meeting certain coverage ratios; executing certain project agreements; issuing an NTP to the contractor; providing collateral (as stated below); and the absence of default events.

Repayment dates of principal and interest

Loan term:

The Loan will be provided for an initial term of 6 years from the first drawdown date, during the construction period, the Borrower may repay the Loan subject to payment of any financial damage costs (if any) with added penalty as is customary for agreements of this nature, in the period following the commercial operation date until the Loan’s final repayment, without payment of financial damage or early repayment penalty. If the Borrower elects not to repay the loan (including Interest accrued thereon) after 6 years have elapsed from the date of the first drawdown, the loan will remain outstanding for an additional period of up to 4 years (hereinafter - the "Additional Period"), through the final repayment date, which will be no later 10 years from the first drawdown date.

Interest and principal payment dates:

Principal: The principal amount of the loan shall be repaid in unequal quarterly installments, commencing at the end of 6 years from the date of the first drawdown and continuing until the final repayment of the loan, as follows: In the second half of 2032: approx. 1.3%, in 2033: approx. 2.4%, in 2034: approx. 2.4%, in 2035: approx. 3.6%, in the first half of 2036: approx. 2.3%, and on the final repayment date, in 2036 - repayment of the outstanding principal: approx. 88%.

Interest: The interest payments are payable in quarterly installments after 6 years from the drawdown date (until which date, the interest shall accrue to the principal) until the final repayment date of the Loan principal.

_____________________________

[7]	The Loan Facility includes LC facilities in favor of the Project's key equipment supplier.

[8]	In addition, a non-committed hedging facility estimated at approx. USD 60 million was extended.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

2.	Finance agreement for the Hadera Extension Project (cont.)

Interest rate (annual)	The interest on the Loan is equal to the prime interest rate, plus an interest spread ranging from 0% to 0.7%, depending on (variable, within this range) the Loan term, and the Additional Period.
Guarantees and collateral

The Loan will be fully backed by a shareholders' guarantee of OPC Israel, with respect to the Borrower's undertakings under the Finance Agreement including (without limitation) in connection with the undertaking to provide the equity for the Project (with the equity to be disbursed in installments, according to the senior debt drawdown) and additional liabilities.

In addition, the Borrower shall provide collateral as is customary in Israel for such senior debt, including pledging, in favor of the senior debt lenders, all of its assets, as a first floating lien, as well as a first-degree fixed lien on all of the Borrower's assets and rights, primarily the power plant, generation licenses and tariff approval, bank accounts, the Project's land plots, rights under the various Project agreements (required for its construction and operation), and related rights. In addition, OPC Power Plants will pledge - in favor of the senior debt lenders - the Borrower's shares and their related interests (including, in respect of shareholder loans and capital notes), and OPC Israel will pledge its rights with respect to the shareholder loans and capital notes.

Default financial covenants

• During the construction period, until commercial operation date: Minimum LLCR (x1.05), below which a capital injection by the shareholders is required (where failure to inject such capital will constitute a breach).

• During the commercial operation: Compliance by OPC Israel with its financial covenants, as detailed in Note 14B7 to the Annual Financial Statements.

Additional material terms and conditions

Additional terms and conditions, undertakings, representations and causes for immediate or mandatory repayment (if any) are as customary in agreements of this type in Israel, including (among other things and as the case may be) certain restrictions on the Borrower, in connection with assuming financial undertakings, restrictions on engaging in material agreements, changes in and termination of substantive agreements for the Project, restrictions on carrying out substantive actions in the framework of the Project and in the Project's assets, obligations to comply with the law and regulations (including in the field of environmental protection), commitment to provide certain information and reports, purchasing insurance policies, prohibition on pledging the Project's assets (other than liens under the Finance Agreement), all as specified in the Finance Agreement.

Default events and grounds for immediate and mandatory repayment as is generally accepted in agreements of this type, including: Restrictions on change of control in the Borrower (including in OPC Israel); cross acceleration as defined in the Finance Agreement; non-payment; failure to meet certain Project construction dates; default events of the Borrower and of key Project entities; legal or regulatory proceedings or matters as defined in the Finance Agreement; breach of covenants and undertakings (subject to remediation periods), all in accordance with the definitions, remediation periods and other conditions set in the Finance Agreement.

Conditions for distribution

A distribution is prohibited until 6 years will have elapsed from the first drawdown date, and thereafter - a distribution may be made subject to the Borrower's compliance with certain terms and conditions, including: the Borrower's compliance with the historical ADSCR and for the subsequent calendar year - of x1.1; OPC Israel's compliance with the terms of the dividend distribution applicable thereto, as specified in Note 14B1 to the annual statements, execution of at least one principal payment and other terms and conditions as stipulated in the Finance Agreement.

Fees and commissions

Provisions have been established regarding fees, including an upfront fee and management and commitment fees, as is customary in finance agreements of this nature. For details regarding payments applicable in the event of an early repayment, see the principal and interest repayment column above.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

3.	Finance agreement for CPV Generation Holdings (refinancing of the Shore and Maryland power plants)

Subsequent to the report date, on October 27, 2026, CPV Generation Holdings, LLC, an indirect subsidiary of the CPV Group that holds all ownership interests in the Shore and Maryland Power Plants (hereinafter - the "Borrower" and the "Projects," respectively), entered into a New Finance Agreement with a syndicate of lenders totaling USD 825 million (hereinafter - the "New Finance Agreement"), under a single financing facility at the Borrower level. The financing was primarily used to repay the Projects’ existing project finance agreements and for a dividend distribution of approx. USD 130 million to the CPV Group on the Transaction completion date, as well as for the Projects’ current working capital and collateral requirements as well as to finance the Transaction costs. The aforementioned refinancing, under which the projects’ existing finance agreements were repaid and the new financing was provided, had no material effect on profit and loss.

For details regarding Shore and Maryland's existing finance agreements, see Note 14B5 to the Annual Financial Statements and Note 6C3, respectively.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

3.	Finance agreement for CPV Generation Holdings (refinancing of the Shore and Maryland power plants) (cont.)

Loan facility amount	Term Loan B - a long-term loan totaling USD 625 million. The full loan amount was drawn down in one lump sum on October 27, 2026.
Additional committed credit facilities

A guarantee facility (letters of credit) totaling USD 125 million and a revolving credit facility totaling USD 75 million, which may be utilized in full for cash drawdowns and/or letters of credit. As of the report approval date, approx. USD 85 million of the aforementioned facilities had been utilized to provide guarantees for projects.

Interest rate as of the Report approval date

The long-term loan bears Interest based on SOFR plus a 2.5% spread.

The revolving credit facility and guarantee facility bear a SOFR-based rate plus a 2.25% spread, or fixed interest at a rate of 2.25%, as applicable, as well as a commitment fee, as is customary in finance agreements of this type.

Payment schedule of the principal and interest

The long-term loan's final repayment date is seven years from the date the loan was made available and that of the ancillary credit facilities is five years from the date they were made available.

The frequency and scope of repayment of the long-term loan principal vary until the final repayment date, with no scheduled principal repayments established during the term of the loan, in accordance with an early repayment mechanism based on the borrower’s quarterly cash sweep, at a rate of 0% to 50% of the excess cash flow.

Interest on the loans shall be paid quarterly, commencing on March 31, 2027.

Collateral

A first-ranking, senior, fixed and secured pledge on each of the Projects, its assets and the interests arising therefrom, as well as a pledge on the ownership interests in the Borrower.

The Borrower will maintain a debt service reserve account consisting of cash, a letter of credit or a combination thereof, in an amount equal to the debt service payments reasonably expected during the following six months (interest only), subject to the provisions of the finance agreement.

Furthermore, the Borrower undertook not to create additional liens, subject to the exceptions detailed in the finance agreement, including: (a) liens securing existing or future project finance or financing of portfolio assets of the Borrower, its subsidiaries or its affiliates; and (b) other existing or future permitted liens in the ordinary course of business, as detailed in the finance agreement.

Financial covenants and default covenants

The Borrower is required to maintain a debt service coverage ratio of at least 1.1x, measured over a period of 12 months. As of the report approval date, the ratio is 6.3x.

Compliance with the financial covenant will be tested quarterly beginning on March 31, 2027 and will be subject to the terms and provisions (including pre-agreed remedial periods) and the testing mechanisms set forth in the finance agreement.

Other key conditions (including certain collateral)

The finance agreement includes additional terms, undertakings and default events (as applicable), including certain restrictions on the Borrower and/or the project companies and/or affiliates, with respect to the following topics:

A.   Incurrence of debt, as detailed in the finance agreement, other than permitted debt (as defined in the finance agreement and subject to predetermined conditions regarding the Borrower’s leverage and liquidity levels) in connection with the Borrower's areas of activity and/or its subsidiaries and/or affiliates (such as incurring non-recourse project finance for a new project and/or refinancing an existing project, or non-recourse portfolio financing for existing or new projects, incurring and/or extending certain credit facilities, etc.);

B.   Restrictions on the sale of assets, other than a sale of assets that meets the predetermined conditions set forth in the finance agreement regarding the Borrower’s leverage and liquidity levels, or a sale of assets that are not material to the business operations of the Borrower and/or its subsidiaries and/or affiliates;

C.   The occurrence of certain default events in the projects and/or the occurrence of other default events in the projects that are ongoing and have not been remedied within the remedial periods set forth in the finance agreement;

D.   Additional undertakings, default events and repayment events as is customary in agreements of this type, including: Restrictions on a change of control of the Borrower (including CPV Power Holdings, the Borrower’s Parent Company); restrictions on changes in the Borrower’s line of business; non-payment; default events; legal or regulatory Proceedings or matters as defined by the finance agreement; breach of covenants and undertakings (subject to remedial periods); and certain events relating to the projects (including certain material adverse effect events (at the portfolio level as a whole), as defined in the finance agreement, insolvency and abandonment events); all in accordance with, and subject to, the definitions, remedial periods and other conditions set forth in the finance agreement.

E.   Within the period stipulated in the finance agreement, the Borrower is required to enter into interest rate hedging agreements with respect to at least 50% of the expected outstanding balance of the Term Loan, for a period of at least three years.

Accordingly, in October 2026, the Borrower entered into interest rate swap transactions (IRS) with financial institutions for approx. 88% of the principal of the long-term Loan extended, to swap the variable SOFR Interest component for fixed interest for part of the loan term.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

3.	Finance agreement for CPV Generation Holdings (refinancing of the Shore and Maryland power plants) (cont.)

Conditions for distribution	Post-completion dividend distributions by the Borrower are subject to compliance with the financial covenants (as detailed above).
Fees and commissions

The finance agreement provides for customary transaction costs and fees, including an upfront fee, letter of credit issuance fees and non-utilization fees, as well as early repayment fees during the first six (6) months.

4.	Finance agreement with Bank Leumi in the CPV Group

Further to Note 14B3b to the Annual Financial Statements regarding a finance agreement between CPV Group and Bank Leumi le-Israel B.M., for the purpose of obtaining a loan in the amount of USD 300 million to finance a portion of CPV Group's share of the equity required for the Basin Ranch project, in January 2026, the CPV Group entered into an amendment to the agreement, under which the financing facility was increased by USD 130 million, to a total of USD 430 million. The facility was increased after entering into an agreement for the acquisition of the remaining ownership interests in the project, which was completed in February 2026, as detailed in Note 6A above.

During the reporting period, the CPV Group drew additional long-term loans totaling USD 175 million under the finance agreement. In addition, as of September 30, 2026, letters of credit totaling approx. USD 65 million had been issued under the facility.

5.	In May 2026, Shore's finance agreement was amended such that the interest spread on the long-term loan (Term Loan B) was reduced from 3.75% to 3.25%, with no material effect on profit and loss. For details regarding the repayment of the credit under the financing of CPV Generation Holdings, see Note 7A3 above.

6.	Issue of Bonds (Series E)

In August 2026, the Company issued Bonds (Series E) at a par value of approx. USD 201 million (NIS 600 million) (hereinafter - the "Bonds (Series E)"), with the issuance proceeds intended mainly for the refinancing of existing debt and the Company's ongoing operations. The bonds are listed for trading on the TASE, are not linked to the CPI and bear annual interest of 4.56%. The principal will be repaid in 14 semi-annual installments on February 25 and August 25 in  2031–2037, at the following rates of the original principal: 2.5% in each installment in 2031–2032, 5% in 2033–2034, 10% in 2035 and 12.5% in  2036–2037. Interest on the outstanding principal balance will be paid semi-annually on February 25 and August 25, from February 25, 2027 through August 25, 2037. Issuance expenses totaled approx. USD 2 million (approx. NIS 7 million).

The additional terms of Bonds (Series E) are substantively similar to the terms of the Company's bonds described in Note 15C4 to the Annual Financial Statements, except for the financial covenants (including those applicable to distributions). For details regarding the financial covenants of Bonds (Series E), see Note 7C below.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

A.	Significant events during and subsequent to the Reporting Period (cont.)

7.	In May 2026, Midroog reiterated the ratings of the Company and its bonds at A1.il, and revised the rating outlook from stable to positive. The change in the rating outlook reflects the strengthening of the Company's financial profile against the background of a significant strengthening of the capital base and a continuous improvement in the results of the US Natural Gas Segment. In addition, in May 2026, S&P Maalot upgraded the Company's credit rating to ilA+ with a stable outlook, due to continuous improvement in its financial profile alongside stronger business performance.

8.	On June 7, 2026, the Company made partial early redemption of Bonds (Series B) for a total of approx. USD 68 million (approx. NIS 200 million). The partial early redemption did not have a material effect on profit and loss.

9.	Short-term credit facilities:

As of the report approval date, the Company and OPC Israel have short-term committed credit facilities from Israeli banking corporations in effect as of various dates, most of which are at the end of the first half of 2027. For details regarding the terms and conditions of the credit facilities, see Note 14B6 to the Annual Financial Statements. Following is information regarding the amounts of the binding facilities and their utilization as of the report date (in USD million):

	The facilities’ amount as of the report date	Utilization as of the report date (1)

The Company	98	-
OPC Israel	98	1
The Company for CPV Group(2)	325	147
CPV Group (3)	290	160
Total	811	308

(1)	For the purpose of letters of credit and bank guarantees.

(2)	The facility includes an additional amount of approx. USD 160 million in August 2026.

(3)	The facilities provided to CPV Group are backed by a Company guarantee. The facility includes an additional amount of approx. USD 120 million in August 2026.

Furthermore, as of the report date, non-binding credit facilities from banking corporations and financial institutions were utilized for the purpose of issuing letters of credit and bank guarantees in Israel totaling approx. USD 193 million (approx. NIS 591 million) and in the US - totaling approx. USD 80 million (primarily from the Company's facilities). The utilization of non-binding facilities is subject to the discretion of any financing entity on a case by case basis on every utilization request date, and therefore there is no certainty as to the ability to utilize them at any given time.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

B.	Changes in the Group’s material guarantees:

Further to Note 14C to the Annual Financial Statements, following are details on the main changes which took place during the Reporting Period in the bank guarantee amounts given by Group companies to third parties:

	Immediately prior to the report approval date	As of September 30, 2026	As of December 31, 2025
	USD million	USD million	USD million

In respect of operating projects in Israel	71	71	59
In respect of projects under construction and development in Israel (1)	75	75	29
In respect of the filing of a bid in the Sorek tender	16	16	16
For virtual supply activity in Israel (2)	36	36	10
In respect of projects under construction and development in the US (CPV Group) (3)	36	67	50
For the Basin Ranch project (4)	265	265	219
For the Shay project (4)	24	-	-
In respect of operating projects in the US Renewable Energies and Other Segment (3) (5)	25	54	21
Total	548	584	404

(1)	During the reporting period, OPC Israel provided to the Hadera Municipality a bank guarantee totaling approx. USD 32 million (approx. NIS 97 million); for details, see Note 8B.

(2)	During the reporting period, the bank guarantee provided in favor of the system operator was increased by approx. USD 25 million (approx. NIS 76 million) due to seasonality.

(3)	The change subsequent to the report date is primarily attributable to the transfer of utilization in respect of certain guarantees for operating projects and projects under development in the US Renewable Energies Segment from the Group’s credit facilities to new special-purpose credit facilities of associate CPV Renewables.

(4)	Accordingly, these guarantees are no longer included in the table above.

(5)	From the Company's credit facilities or secured by the Company’s guarantee.

(6)	During the reporting period, guarantees totaling approx. USD 19 million were provided in respect of the Rogue's Wind project, which commenced commercial operation in June 2026.

For details regarding the utilization of bank guarantees under the finance agreements in the CPV Group, Shore and Maryland, see Note 14B3 to the Annual Financial Statements, Note 14B5 to the Annual Financial Statements, Note 6C3 and Note 7A4.

Furthermore, the Company and the Group companies provide, from time to time, corporate guarantees to secure Group companies’ undertakings in connection with their activity.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants:

Further to that which is stated in Note 15C to the Annual Financial Statements, following are the financial covenants attached to Bonds (Series B, C, D and E), as defined in the deeds of trust, and the actual amounts and/or ratios as of September 30, 2026:

Ratio	Required value – Series B	Required value – Series C, D and E	Actual value
Net financial debt (1) to adjusted EBITDA (2)	Will not exceed 13 (for distribution purposes: 11)	Will not exceed 13 (for distribution purposes: 11)	2.7

The Company shareholders’ equity (“separate”)	Will not fall below NIS 250 million (for distribution purposes: NIS 350 million)

With respect to Bonds (Series C): will not fall below NIS 1 billion (for distribution purposes – NIS 1.4 billion)

With respect to Bonds (Series D): will not fall below NIS 2 billion (for distribution purposes – NIS 2.4 billion)

With respect to Bonds (Series E): will not fall below NIS 2.5 billion (for distribution purposes – NIS 2.9 billion)

			Approx. NIS 7,396 million

The Company’s equity to asset ratio (“separate”)	Will not fall below 17% (for distribution purposes: 27%)	Will not fall below 20% (for distribution purposes: 30%)	78%

The Company’s equity to asset ratio (“consolidated”)	--	Will not fall below 17%	41%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.

(2) Adjusted EBITDA as defined in the deeds of trust.

As of September 30, 2026, the Company complies with the said financial covenants.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

C.	Financial covenants: (cont.)

Further to Note 14 to the Annual Financial Statements, following are the financial covenants, as defined in the said note, which apply to Group companies in connection with their finance agreements with banking corporations (including long-term loans and short-term committed credit facilities), and the actual amounts and/or ratios as of September 30, 2026:

	Breach ratio	Actual value
Financial covenants applicable to the Group in Israel
Covenants applicable to the Company in connection with committed credit facilities with Israeli banks[9]
The Company shareholders’ equity (“separate”)	Will not fall below NIS 1,200 million	Approx. NIS 7,396 million
The Company’s equity to asset ratio (“separate”)	Will not fall below 30%	78%
The Company’s net debt to EBITDA ratio	Will not exceed 12	2.7

Covenants applicable to OPC Israel with respect to the corporate finance agreements[10]
OPC Israel’s equity capital	Will not fall below NIS 1,100 million	Approx. NIS 2,322 million
OPC Israel’s equity to asset ratio	Will not fall below 20%	30%
OPC Israel’s ratio of net debt to EBITDA	Will not exceed 8	3.8
Covenants applicable to Hadera in connection with the senior finance agreement
Minimum expected DSCR	1.10	1.12
Average expected DSCR	1.10	1.64
LLCR	1.10	1.61
Covenants applicable to Hadera Expansion in connection with the senior finance agreement
LLCR	1.05	1.40

Covenants applicable to the CPV Group in the US in connection with the finance agreement with Bank Leumi
Equity attributable to the shareholders of the CPV Group	Will not fall below USD 750 million	Approx. USD 2,012 million
CPV Group’s net debt to EBITDA ratio	Will not exceed 7	2.81
Regarding the senior finance agreement in Shore
Historical DSCR	1.10	2.60
With respect to the senior finance agreement in Maryland
Historical DSCR	1.10	9.62

As of September 30, 2026, the Group companies comply with the said financial covenants.

____________________________

9Additionally, the Company has financial covenants applicable by virtue of the Hadera Equity Subscription Agreement, which are not stricter than the abovementioned covenants.

10Additionally, OPC Israel has short-term bank credit facilities, which include financial covenants identical to the abovementioned financial covenants.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

D.	Capital raising

In March 2026, the Company issued to qualified investors 8,000,000 ordinary shares. The gross proceeds of the issuance totaled approx. USD 257 million (NIS 800 million) and the issuance expenses totaled approx. USD 2 million (approx. NIS 5 million). Qualified investors who participated in the issuance include Menora Mivtachim Holdings Ltd. and Harel Insurance Investments & Financial Services Ltd. (which were interested parties in the Company as of the issuance date).

Prior to the private placement, the Parent Company held approx. 47.04% of the Company's share capital, and subsequent to the completion of the private placement, the Parent Company’s holding rate was approx. 45.83% of the Company's share capital (as of the report approval date - approx. 43.84%).

E.	Equity compensation plans

1.	Allocations of offered securities in the Reporting Period:

Offerees and allocation date	No. of options at the grant date (in thousands)	Average fair value of each option at the grant date (in NIS)	Exercise price per option (in NIS, unlinked)	Standard deviation (1)	Risk-free interest rate (2)	Cost of benefit (in USD thousand) (3)

Officer, March 2026 (*)	37	37.91	94.67	30.6%-31.8%	3.46%-3.51%	Approx. 453
Managers and officers, May 2026 (**)	323	48.93	123.11	31.7%-32.8%	3.67%-3.71%	Approx. 5,569

(*) In addition, approx. 4 thousand RSUs were awarded.

(**) In addition, approx. 39 thousand RSUs were awarded.

(1)	The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.

(2)	The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 5 years.

(3)	This amount will be recorded in profit and loss over the vesting period of each tranche.

The offered securities are by virtue of the option plan as set out in Note 16B to the Annual Financial Statements, and include identical terms and conditions and provisions.

2.	Exercise of options and issuance of shares:

During the reporting period, the Company issued approx. 462 thousand ordinary shares, as a result of the exercise of approx. 685 thousand options, of which the Company’s CEO, Mr. Giora Almogy, exercised a total of approx. 215 thousand option warrants for approx. 121 thousand shares of the Company. In addition, the Company issued approx. 7 thousand ordinary shares following the vesting of RSUs.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 7 – CREDIT FROM BANKING CORPORATIONS AND OTHERS, BONDS, GUARANTEES AND EQUITY (cont.)

F.	Profit-sharing plan for CPV Group employees

Further to that which is stated in Note 16C to the Annual Financial Statements regarding a profit-sharing plan for CPV Group employees, the entire plan vested in January 2026 (at the end of five years from CPV Group’s acquisition date), and according to the exercise notices received, a total of approx. USD 70 million was paid to the CPV Group’s employees in March 2026.

In January 2026, a new compensation plan was approved, for the award of new participation units (hereinafter – the “New Plan”); the New Plan is based mainly on conditions similar to those of the 2021 Plan, subject to certain modifications, including, among other things, the cancellation of the option of partial exercise before the end of five years (except under certain circumstances such as a change of control, as defined in the New Plan), and the addition of a certain hurdle rate to the investment amounts. The allocation by virtue of the New Plan was carried out at the beginning of July 2026 (the beginning of the vesting period in January 2026), and as of this date, the overall grant reflected approx. 5.2% of the profit-sharing rights.

The New Plan is classified as a cash-settled share-based compensation plan. As of the report date, the Plan’s fair value was estimated at approx. USD 57 million, using an option pricing model (OPM), based on a standard deviation of approx. 34% and a risk-free interest rate of approx. 5%.

As of the report date, out of the total fair value of the Plan and taking into account the vesting period, the Group recognized a liability of approx. USD 18 million which was included in Other long-term liabilities line item.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES

A.	Agreements

1.	Ramat Beka project in Israel (in advanced development)

A.	In February 2026, OPC Ramat Beka entered into an engineering, procurement and construction agreement (EPC) for the construction of a substation and a switching station with a total capacity of approx. 970 MW, designed to adapt the electricity generated in the Ramat Beka Project to the electrical grid, at a total of approx. USD 100 million (approx. NIS 310 million).

The Agreement includes customary provisions for agreements of this type, including collateral, payment execution terms and conditions, the work schedule, warranty periods, and limitations on the contractor’s liability.

Furthermore, it was stipulated that OPC Ramat Beka may terminate the Agreement before a notice to proceed (NTP) is issued, and the contractor may terminate the Agreement if a notice to proceed is not issued within the period set in the Agreement, all subject to a certain payment to the contractor, as stipulated in the Agreement and in accordance with the circumstances.

The commencement of the construction work in the Project area depends, among other things, on the completion of the project’s financial closing, receipt of the required permits and regulatory approvals, and fulfillment of additional conditions as detailed in the Agreement. As of the Report approval date, there is no certainty as to the completion of the abovementioned processes.

B.	On April 16, 2026, OPC Ramat Beka entered into an Engineering, Procurement, and Construction (EPC) agreement for the construction of a photovoltaic power plant with an estimated installed capacity of up to approx. 600 MW, totaling approx. USD 160 million (approx. NIS 500 million).

The Agreement includes customary provisions for agreements of this type, including collateral, payment execution terms and conditions and dates, work schedule, warranty periods, capped liquidated damages, and limitations on the contractor’s liability.

In addition, it was determined that the Project Company may terminate the Agreement prior to the issue of the notice to proceed (NTP), and the Contractor may terminate it if no NTP had been issued within the period set in the Agreement, all while paying a certain amount as stipulated in the Agreement, as the case may be. The commencement of the construction work in the Project area depends, among other things, on the completion of the project’s financial closing and on receipt of the required permits and regulatory approvals. The Company estimates the payments under the Agreement, through the NTP date, to total immaterial amounts.

2.	The Hadera Expansion project in Israel (under construction)

A.	In February 2026, Hadera Expansion entered into an agreement with GE Vernova (hereinafter - the "Supplier”) for the supply of the Hadera Expansion power plant’s primary equipment, including the gas and steam turbines and ancillary equipment (hereinafter - "Equipment Supply Agreement"). Under the Equipment Supply Agreement, the Supplier undertook, inter alia, to supply the main equipment in accordance with the agreed timetable and terms. Furthermore, the Equipment Supply Agreement includes certain provisions regarding the equipment’s performance, guarantees, caps and limitations of liability and Supplier warranty in respect of the equipment (which are capped and subject to the prescribed circumstances, terms and conditions).

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

A.	Agreements (cont.)

2.	The Hadera Expansion project in Israel (under construction) (cont.)

A.	(cont.)

In addition, at that date, Hadera Expansion engaged with the Supplier in a long-term service and maintenance agreement (CSA), according to which the Supplier will provide scheduled maintenance services to the Hadera Expansion power plant at a total estimated cost of approx. USD 141 million, linked to various indices, which will be paid over the term of the agreement in accordance with the payment schedule set in the agreement. The term of the maintenance agreement will be 30 years from its signing date or until completion of the required maintenance (quantified according to several parameters as detailed in the agreement), whichever is earlier. The Agreement includes, among other things, a mechanism which allows Hadera Expansion to effect an early termination thereof, subject to the conditions set therein.

The Agreement includes a reliability guarantee and other undertakings regarding the power plant’s performance (including undertakings regarding emissions) and compensation in the event of failure to meet such performance undertakings, on the other hand, Hadera Expansion undertook to pay bonuses to the Supplier in the event of overperformance, up to an aggregate cap for each assessment period.

The Agreement includes a corporate guarantee of GE Vernova (Switzerland) GmbH to secure the supplier's undertakings, on the other hand, Hadera Expansion undertook to provide a guarantee from OPC Israel (or, alternatively, to set up a dedicated maintenance reserve account - Maintenance Reserve Account) to secure its undertakings.

B.	On June 2, 2026, Hadera Expansion entered into an EPC agreement for the construction of a power plant with a joint entity of an international EPC contractor and a local contractor (Solel Boneh Infrastructure Ltd.). In accordance with the EPC Agreement, the Construction Contractor undertook to carry out the Project’s engineering, procurement and construction work, under a turn-key, lump-sum format, in accordance with the milestones, terms and conditions, and dates set by the parties, all as specified in the construction agreement. In addition, the Key Equipment Supply Agreement detailed in Section A above, was reassigned to the Construction Contractor, upon execution of the construction agreement.

In accordance with the provisions of the construction agreement, Hadera Expansion delivered a notice to proceed (NTP) to the construction contractor on June 30, 2026. The schedule for completion of the construction works as provided for under the Construction Agreement was set for the course of 2030. The Construction Agreement includes an agreed-upon compensation mechanism from the Construction Contractor for non-compliance with the schedule under certain conditions, and a bonus mechanism for early delivery in accordance with the Agreement’s terms and conditions. The compensation and bonus mechanisms are subject to, among other things, capped amounts and limitations of liability as well as other arrangements as is customary in agreements of this type in Israel, it should be noted that the schedules are subject to circumstances that confer upon the Contractor the right to receive an extension in accordance with the arrangements and conditions set out in the Agreement.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

A.	Agreements (cont.)

2.	The Hadera Expansion project in Israel (under construction)

B.	(cont.)

To ensure that the EPC Contractor meets its undertakings under the Construction agreement, bank guarantees and company guarantees will be provided by the Contractor to secure certain undertakings and performance at certain rates, according to the terms and conditions agreed upon (and subject to caps and to terms and conditions).

The Construction Agreement, includes terms and conditions standard for such agreements and other undertakings, including warranty periods and warranty caps, insurance coverages, liability and indemnity, confidentiality, amending provisions, grounds for cancellation and termination and other relevant provisions relating to the Project’s construction and operation, all in accordance with the terms and definitions set forth.

The total consideration to the Construction Contractor, together with the consideration for the Key Equipment Supply Agreement, is payable in installments, in several currencies (some of the installments will be linked to relevant indices)11, as is customary in projects of this type, in accordance with milestones set forth in each of the agreements and which depend on the Project’s progress until it reaches commercial operation. The consideration for these two agreements is expected to amount to approx. USD 1 billion (approx. NIS 3 billion).

C.	In June 2026, Hadera and Hadera Expansion (hereinafter - the “Acquirers”) entered into agreements with Infinya Ltd. for the acquisition of Hadera Power Plant’s land and the land designated for the construction of the Hadera Expansion power plant (which is adjacent to the Hadera Power Plant) (hereinafter - the “Land”) for a total consideration of approx. USD 150 million (approx. NIS 450 million).

On June 30, 2026, the conditions precedent prescribed in the agreements for the completion of the transactions were satisfied. At that date, possession of the Land was transferred to the Acquirers, caveats were recorded in their favor and the full consideration was paid during the reporting period. Accordingly, as from that date, the Land was recognized under the property, plant & equipment line item.

The Acquirers are working to complete the registration of their rights in the Land in their name. In accordance with the finance agreements, the Land acquired by each of the Acquirers will serve as collateral in favor of its Lenders, as applicable.

For details regarding extending the estimated useful life of the Hadera Power Plant, see Note 2C.

____________________________

[11]	As of the report date, hedges were made to the currency exposures (USD and EUR) for the Project’s construction, which were designated for cash flow hedge accounting.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

A.	Agreements (cont.)

3.	Winning a tender for the purchase of capacity certificates according to the market model from the system operator (hereinafter – the “Tender")

In July 2026, the results of the second tender were published, in which approx. 501 MW were allocated at a uniform base tariff of 10.2 agorot per available kilowatt, in accordance with the "second price tender" method and subject to the update mechanism set forth in the regulation, with OPC Israel winning12 an allocation of 200 MW, which constitutes approx. 40% of the total capacity allocated. Implementation of the allocation began in August 2026; starting from the seventh month of activity, the obligation to pay for the full awarded capacity will come into effect. The procedure also includes a temporary reduction of one agora in the tariff for capacity associated with new consumers who have transitioned from the default vendor, up to the full awarded capacity, until December 31, 2027. The allocated Capacity will be available to OPC Israel through December 31, 2029, and OPC Israel may withdraw from the arrangement, with respect to all or part of the Capacity, at the end of each 12-month period.

B.	Contingent liabilities

1.	In May 2026, the Hadera Municipality issued a payment demand in respect of a betterment levy and an assessment totaling approx. USD 67 million (approx. NIS 194 million) with respect to the exercise of the rights by virtue of NIP 20B by way of issuing a building permit for the Hadera Expansion power plant construction project (hereinafter - the "Project" and the "Assessment", respectively).

To secure the Project's building permit (required for obtaining the Israeli Electricity Authority's financial closing approval, which was granted on June 18, 2026), the Company paid approx. 50% of the Assessment in cash during the reporting period, and provided a bank guarantee to the Hadera Municipality for the remaining balance.

The Company disputes the Assessment amount. Therefore, the payment and provision of the guarantee as stated above were carried out under protest and in order to advance the Project. Subsequent to the report date, the Company appealed the Assessment through its legal counsel. Based on the Company's assessment and its legal counsel in this matter, the Company recognized in its financial statements a provision for the portion of the assessed amount that it expects to be required to pay. As of the report approval date, there is no certainty as to the outcome of the appeal process or the final assessment amount payable thereunder.

2.	To the best of the Company's knowledge, as of the report approval date, an investigation is being conducted by the Israel Competition Authority regarding the Eshkol tender, in which officers of the Company were questioned.

_____________________________

[12]	According to the winning bid notice, should the investigation concerning the Eshkol Tender (as described in Note 8B2 below) result in the filing of an indictment, the Israeli Electricity Authority would be entitled, at its sole discretion, to revoke the win or take other measures, and the successful bidder would have no claim based on reliance in this regard.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS

A.	Financial instruments measured at fair value for disclosure purposes only

The carrying values of certain financial assets and financial liabilities, including cash and cash equivalents, restricted deposits and cash, trade receivables, other receivables, trade payables and other payables of the Group are the same as or approximate to their fair values. The fair values of the other financial assets and financial liabilities, together with the carrying amounts stated in the statement of financial position, are as follows:

	As of September 30, 2026
	Carrying value(1)	Fair value
In USD million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	2,155	2,192
Loan from TEF (Level 2) (*)	260	235
Loans from non-controlling interests (Level 2)	161	160
Bonds (Level 1)	669	667
	3,245	3,254

	As of September 30, 2025
	Carrying value(1)	Fair value
In USD million	(Unaudited)	(Unaudited)
Loans from banking corporations and financial institutions (Level 2)	812	817
Loans from non-controlling interests (Level 2)	134	136
Bonds (Level 1)	419	409
	1,365	1,362

	As of December 31, 2025
	Carrying value(1)	Fair value
In USD million	(Audited)	(Audited)
Loans from banking corporations and financial institutions (Level 2)	1,046	1,060
Loans from non-controlling interests (Level 2)	138	140
Bonds (Level 1)	592	591
	1,776	1,791

(1)	Including current maturities and interest payable.

(2)	With respect to the construction of the Basin Ranch project, a loan was received from TEF on favorable conditions, bearing a nominal interest rate of 3%. The carrying value of the loan was calculated by discounting the cash flows at a market interest rate of approx. 7.2%, reflecting the interest rate for loans provided on similar terms but without favorable conditions. As of the report date, the loan’s outstanding par value is approx. USD 391 million. The difference between the outstanding par value of the loan and its carrying value of approx. USD 130 million constitutes the discount balance, which was created upon initial recognition; this amount is amortized as finance expenses over the loan term, using the effective interest method, with the related finance expenses capitalized as part of the project cost during the construction period and recognized in profit or loss thereafter. For additional information, see Notes 3E4 and 14B4 to the Annual Financial Statements.

For details regarding the Group’s risk management policies, including entering into derivative financial instruments as well as the manner of determining the fair value, see Note 21 to the Annual Financial Statements.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 9 – FINANCIAL INSTRUMENTS (cont.)

B.	Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a recurring basis, using a valuation method.

The valuation techniques and various levels were detailed in Note 21 to the Annual Financial Statements.

	As of September 30		As of December 31
	2026	2025	2025
In USD million	(Unaudited)		(Audited)

Financial assets
Derivatives used for hedge accounting
CPI swap contracts (Level 2)	13	13	(1) 13
Interest rate swaps (SOFR) (Level 2)(2)	1	-	-
Forwards on exchange rates(3)	14	-	-
Energy margin hedges (Level 2)(2)	5	-	-

Total	33	13	13

Financial liabilities
Derivatives used for hedge accounting
Forwards on exchange rates(3)	(19)	-	-
Energy margin hedges (Level 2)(2)	(98)	-	-

Total	(117)	-	-

(1)	The nominal NIS-denominated discount rate range in the value calculations is 3.9%-4.5% and the real discount rate range is 1.3%-2.1%.

(2)	Due to first-time consolidation of the Shore and Maryland Power Plants. For details, see Notes 6B and 6C above.

(3)	As of the report date, mainly includes hedges to currency exposures (USD and EUR) for the construction of the Hadera Expansion and Ramat Beka projects designated for cash flow hedge accounting.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 10 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.	General

1.	Further to Note 1 to the Annual Financial Statements, on February 28, 2026, there was a significant escalation in regional geopolitical conditions, upon the outbreak of a substantial large-scale military conflict between Israel and US military forces on the one hand and Iran on the other hand, which also involved Iranian attacks on other countries in the Middle East (hereinafter - "Operation Lion's Roar”). As part of the Operation, inter alia, air routes in Israel were suspended, a general state of emergency was declared across the Israeli home front - limiting activities in the public sphere, and a large-scale reserve mobilization was carried out.

During Operation Lion's Roar, all gas platforms (including those of the Karish Reservoir) were shut down for varying periods of time, and diesel fuel was provisionally used at the Company's power plants; during the reporting period, the three gas reservoirs were fully reactivated. With regard to the Tamar gas reservoir, it was shut down only for a few days at the beginning of Operation Lion's Roar such that when it was operated all of the Company's gas needs were met, some of the gas was acquired at a price higher than the alternative price from the Karish Reservoir with an immaterial effect.

In addition, in light of the state of emergency declared in Israel, there has been some decline in demand for a short period of time, the effect of which was immaterial. In addition, force majeure notices were received from suppliers and contractors alongside limited availability of work teams and foreign experts at the activity sites in Israel, including for the Sorek 2 site (which is currently under acceptance tests).

During April 2026, a temporary ceasefire with Iran was declared and a temporary ceasefire between Israel and Lebanon took effect. At the same time, disruptions to maritime traffic in the Strait of Hormuz continued, affecting, inter alia, the transportation of oil and gas. During June 2026, Israel was subjected to a limited missile attack.

The Company believes that Operation Lion’s Roar did not have a material effect on its business activity and/or financial results.

Beginning in July 2026, military escalation between the United States and Iran resumed against the backdrop of the ongoing conflict regarding maritime traffic in the Strait of Hormuz. As of the report approval date, direct fighting between Israel and Iran has not resumed.

The abovementioned events, including political uncertainty in Israel following the elections held on October 27, 2026 and in the US midterm elections held on November 3, 2026, involve significant uncertainty and may affect the macroeconomic and geopolitical environment in Israel and the US, including adversely affecting the Israeli economy's robustness as well as global economic activity (in the short or long term). A renewed outbreak of hostilities and/or a deterioration in the security situation or political instability in Israel or globally may adversely affect the Group's activities, as well as adversely affect the Group's operating results, the availability and cost of capital and sources of financing required by the Group.

Therefore, as of the report approval date, it is impossible to assess the effect of the above on the Group and its results of operations, if any, in the short and medium term.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 10 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

A.	General (cont.)

2.	In the nine-month period ended September 30, 2026 and 2025, the Group acquired property, plant & equipment totaling approx. USD 2,388 million and approx. USD 59 million, respectively. The total amount of purchases in the reporting period includes: (a) Property, plant, and equipment acquired as part of the first-time consolidation of the Basin Ranch, Shore and Maryland power plants totaling approx. USD 1,604 million; (b) Capitalized credit costs totaling approx. USD 31 million, of which approx. USD 4 million was in respect of accrued and unpaid interest; (c) Other non-cash purchases totaling approx. USD 131 million.

3.	For further details regarding developments in credit from banking corporations and others, bonds, guarantees and equity in the Reporting Period and thereafter, see Note 7.

4.	For further details regarding developments in commitments, contingent and other liabilities during the Reporting Period and thereafter, see Note 8.

B.	OPC Israel

Further to Note 10B5 to the Annual Statements regarding the Ramat Beka Project, in January 2026, the National Infrastructures Committee approved a plan for a consolidated project for both tenders and after the lapse of the period during which no request was received for a discussion by the Government, on March 17, 2026, the Government-approved plan (dated March 16, 2026) was published in the Official Gazette. In accordance with the procedure with the ILA, the remaining bid amount (80%), totaling approx. USD 383 million (approx. NIS 1.2 billion) (plus VAT), is expected to be paid during the fourth quarter of 2026.

---Unofficial translation for convenience purposes---

OPC Energy Ltd.

Notes to the Condensed Consolidated Interim Financial Statements as of September 30, 2026 (Unaudited)

NOTE 10 – SIGNIFICANT EVENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	CPV Group

1.	Further to Note 23A3 to the Annual Financial Statements, following is information regarding investment undertakings and provision of loans by OPC Power’s partners (in USD million):

	Immediately prior to the reprt approval date	As of September 30, 2026	As of December 31, 2025

Total investment undertakings and loan provision (a)(b)	1,805	1,805	1,535
Utilization (c)	(1,805)	(1,805)	(1,535)
Balance of investment undertakings and loan provision	-	-	-

A.	Following the construction commencement of the Basin Ranch project, completion of transactions for the acquisition of ownership interests in the Basin Ranch, Shore and Maryland power plants as described in Note 6, during the reporting period, the investment undertakings and the shareholder loans undertakings of all partners were increased by approx. USD 270 million.

B.	The said amounts do not include: (1) an additional investment commitment for backing guarantees which were or will be provided for the purpose of development and construction of projects – each partner based on its pro rata share in the partnership, for a total of approx. USD 75 million. (2) Investment undertakings approved during the reporting period totaling approx. USD 232 million (in addition to those stated in Section A above), which may be exercised through June 2031, in respect of securing letters of credit provided by the Company/backed by a Company guarantee with respect to the construction of the Basin Ranch project as described in Note 14C to the Annual Financial Statements.

C.	In the Reporting Period, the Company and non-controlling interests (both directly and indirectly) made equity investments in the Partnership and advanced loans totaling approx. USD 206 million and approx. USD 64 million, respectively.

2.	Dividends and capital distributions from associates

During the Reporting Period, the CPV Group received dividends and capital distributions from associates totaling approx. USD 83 million. Of the amount received during the reporting period, a total of approx. USD 31 million was received from Valley, a total of approx. USD 19 million was received from Three Rivers, a total of approx. USD 18 million was received from Fairview, and a total of approx. USD 13 million was received from Towantic.